Exhibit 21.1

Salix Pharmaceuticals, Ltd. Subsidiaries

Name	Jurisdiction

Salix Pharmaceuticals, Inc.	California

Oceana Therapeutics, Inc.	Delaware

Oceana Therapeutics, Limited	Ireland

Glycyx Pharmaceuticals, Ltd.	Delaware

InKine Pharmaceutical Company, Inc.	New York

Corbec Pharmaceuticals, Inc.	Delaware

Sangen Pharmaceutical Company	Delaware